Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports First Quarter 2008 Financial Results
First Quarter 2008 Highlights1:
²	Revenue was RMB604.5 million (US$86.2 million), representing a decrease of 15.8% from the corresponding period of 2007 and a 19.1% decrease from the fourth quarter of 2007.

²	Handset shipments were approximately 846,000 units, representing an increase of 12.4% from the first quarter of 2007 and a 1.9% decrease from the fourth quarter of 2007.

²	Gross margin was 31.4%, compared to 23.2% in the first quarter of 2007 and 29.5% in the previous quarter.

²	Net income was RMB106.3 million (US$15.2 million), representing an increase of 1.1% from the corresponding period of 2007 and a 25.5% decrease from the previous quarter.

²	Basic and diluted earnings per share (“EPS”) were both RMB2.00 (US$0.29), which compares to RMB2.63 in the first quarter of 2007 and RMB2.72 in the fourth quarter of 2007.
Beijing, China (May 21, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited first quarter results for the three months ended March 31, 2008.
Commenting on the results, Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile said, “We are happy with our results from the first quarter of 2008. It has always been our strategy to try to maintain profitability in this competitive business and we believe we have been able to maintain our margins because of our continued ability to successfully develop differentiated handsets that consumers appreciate. Comparing to the first quarter of 2007, our net income in the first quarter of 2008 was unfortunately affected by an increase in the corporate income tax rate from 15.0% to 25.0%. It is uncertain whether the preferential tax rate of 15.0% that we previously enjoyed will be continued. If this factor did not exist, our net results would have also been much stronger. Overall, we have added a number of low cost handsets to our product portfolio, causing our total revenue and average selling price (“ASP”) figures to decline. However, since these handsets are still quite unique at their respective price ranges, we have been able to maintain the margins at a higher level, which is the main reason behind our ability to raise our overall gross margin. In the coming quarters, we will have a number of higher-end phones in our pipeline. We expect our ASP to rise again while we continue to concentrate on maintaining our industry-leading profitability. ”
First Quarter 2008 Results
Revenue was RMB604.5 million (US$86.2 million) in the first quarter of 2008, representing a decrease of 15.8% from RMB718.2

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.0120 to US$1.00, the effective noon buying rate as of March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

million in the first quarter of 2007 and a decrease of 19.1% from RMB747.0 million in the fourth quarter of 2007. The sequential and year-over-year declines were primarily due to a lower ASP of handset products shipped in the first quarter of 2008.
Handset shipments in the first quarter of 2008 were approximately 846,000 units, representing an increase of 12.4% compared to 753,000 units in the first quarter of 2007 and a decrease of 1.9% compared to 862,000 units in the fourth quarter of 2007. The increase in handset shipments compared to the same period of last year was primarily due to the increased shipment of the Company’s higher-margin C3100 flashlight phone and the W100 wrist watch phone. The Company sold 316,000 units of the C3100 handset and 117,000 units of the W100 handset in the first quarter of 2008. The Company also sold 153,000 units of its T300 analog TV phone and the T150 phone that features fingerprint recognition and a sleek metal casing.
The ASP of our handset products decreased to RMB707 (US$101) in the first quarter of 2008, as compared to RMB944 and RMB861 in the first and fourth quarter of 2007, respectively. The sequential and year-over-year drops in ASP were primarily due to significant contributions from the ultra-low cost C3100 handset to our revenue, which had an ASP of approximately RMB276 ($39) in the first quarter of 2008.
Gross profit was RMB189.9 million (US$27.1 million) in the first quarter of 2008, or 31.4% of the revenue, which was an increase from a gross profit of RMB166.4 million, or 23.2% of the revenue, in the first quarter of 2007, and a decrease from a gross profit of RMB220.7 million, or 29.5% of revenue, in the fourth quarter of 2007. The improvement in gross margin was primarily due to an increase in the sales of higher-margin differentiated handset products such as the C3100, W100 and T150. In addition, the Company was able to obtain a higher margin on the sale of its C3100, T150 and T300 models through the use of a TV infomercial arrangement through which CECT sells the handsets to infomercial companies at a higher price. In return, the company bore the airtime and logistic costs.
Selling and distribution (“S&D”) expenses were RMB16.8 million (US$2.4 million) in the first quarter of 2008, which was an increase from RMB6.6 million in the first quarter of 2007 and an increase from RMB4.5 million in the fourth quarter of 2007. The significant increase in selling and distribution expenses in the first quarter of 2008 was primarily due to the airtime costs incurred on the sale of the C3100, T150 and T300 models through the infomercial arrangement mentioned above. Airtime costs were RMB15.1 million in the first quarter of 2008, compared to RMB1.8 million in the fourth quarter of 2007.
General and administrative (“G&A”) expenses were RMB11.2 million (US$1.6 million) in the first quarter of 2008, representing an increase from RMB9.5 million in the first quarter of 2007 and a decrease from RMB20.0 million in the fourth quarter of 2007. The year-over-year increase was primarily due to the higher share-based compensation expenses and payroll-related expenses. Share-based compensation expenses recognized in G&A were RMB3.7 million ($0.5 million) in the first quarter of 2008, as compared to RMB1.7 million in the first quarter of 2007. G&A expenses decreased by 43.9% from RMB20.0 million in the fourth quarter of 2007, primarily due to decreases in share-based compensation expenses, bad debt expenses and professional service fees. In the fourth quarter of 2007, share-based compensation expenses recognized in G&A totaled approximately RMB8.7 million.
Research and development (“R&D”) expenses were RMB5.7 million (US$0.8 million) in the first quarter of 2008, as compared to RMB3.0 million and RMB4.4 million in the first and fourth quarters of 2007, respectively. The increase in R&D expenses in the first quarter of 2008 was primarily due to an increase in qualified R&D engineers.
Amortization of other intangible assets was RMB4.2 million (US$0.6 million) in the first quarter of 2008, compared to RMB13.2 million and RMB6.4 million in the first and the fourth quarters of 2007, respectively. The lower amortization expenses in the first quarter of 2008 resulted mainly from certain intangible assets that had already been fully amortized in the previous periods.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB4.4 million (US$0.6 million) in the first quarter of 2008 from RMB9.4 million in the previous quarter, primarily because certain options had already become fully vested in November 2007 and also because of the appreciation of the RMB against the US dollar. Total share-based compensation expenses recognized in the first quarter of 2007 was RMB1.8 million.
Operating income was RMB152.0 million (US$21.7 million) in the first quarter of 2008, as compared to RMB134.1 million in the first quarter of 2007 and a decrease of 18.1% from RMB185.5 million in the fourth quarter of 2007.
Income tax expense was RMB39.1 million (US$5.6 million) in the first quarter of 2008, as compared to RMB20.0 million and RMB29.3 million in the first and the fourth quarters of 2007, respectively. The effective tax rate was 26.1% in the first quarter of 2008, as compared to 15.0 % and 16.5% in the first and the fourth quarters of 2007, respectively. The higher effective tax rate in the first quarter of 2008 resulted mainly from a new tax law that came into effect in China on January 1, 2008. Under the new tax law, which was first published on March 16, 2007, a unified enterprise income tax rate of 25.0% will be applied equally to both domestic-invested enterprises and foreign-invested enterprises such as CECT. However, certain high-technology enterprises may still benefit from a preferential tax rate of 15.0% under the new tax law if they meet the definition of “High-technology enterprise.” The Chinese government has taken the first step in creating a mechanism to review and approve the qualification of “High-technology enterprise” with the issuance of “Circular 172” on April 14, 2008. This guidance, however, is not detailed enough and specifies that additional detailed guidelines will be issued. Such additional guidelines are expected to be issued within the next several months, with the actual detailed procedures to be set up sometime thereafter. As a result, we expect that qualified enterprises will likely only receive their “High-technology Enterprise Certificate” in the second half of 2008 or sometime next year. In the absence of any confirmation that CECT will qualify for the preferential tax rate of 15.0% under the new tax law, we have applied the current enacted income tax rate of 25.0% to determine the income tax expense of CECT for the three months ended March 31, 2008. In the event that CECT is subsequently qualified as a “High-technology enterprise” under the new tax law, appropriate adjustments will be made to reduce the income tax balance of CECT in the period when such qualification is obtained.
Net income was RMB106.3 million (US$15.2 million) in the first quarter of 2008, as compared to RMB105.1 million and RMB142.7 million in the first and the fourth quarters of 2007, respectively. Basic and diluted EPS before extraordinary items for the first quarter of 2008 were both RMB2.00 (US$0.29).
Review and Outlook
Dr. David Li, the Chief Executive Officer of Qiao Xing Mobile concluded, “Looking forward, we have an exciting product pipeline and we are optimistic about our outlook. We recently launched our S60 phone, which is the first new handset under our luxury “VEVA” brand. It was released in early May and has been selling briskly so far. The S60’s features include ultra-long standby, stock trading, and a player that supports both MP3 and MP4 files. Additionally, the S60’s unique design incorporates high-end crystal and gold components. We plan to launch the next generation S70 and S80 models in the third quarter of this year, and the S90 in the fourth quarter. The S70 will have additional functions and a different design, the S80 will be a sliding phone, and the S90 will be equipped with the most advanced user interface that we have developed.
Although competition continues to intensify in the Chinese handset market, we believe our strategy will help us continue to deliver good results in 2008.”

Conference Call Information
Qiao Xing Mobile will host a conference call and live webcast to discuss the results on May 21, 2008 at 8 a.m. US Eastern Time, which corresponds to May 21, 2008 at 8 p.m. Beijing/Hong Kong time.
To participate in the live call, please dial:
—	U.S.: 866-356-4441

—	International: 617-597-5396

—	HK: 852-3002-1672

—	China dial-in Number: 10-800-130-0399

Passcode: QXM
A live and archived webcast of the conference call will be available at www.qxmc.com.
A telephone replay of the call will be available after the conclusion of the conference call through 11:00 a.m. Eastern Time on xx 2008. The dial-in details for the replay are as follows:
—	International dial-in number: 617-801-6888

Access Code: 51345655
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of May 21, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:

Ma Tao Qiao Xing Mobile Communication Co., Ltd. Christensen Tel: 8610 6250 1706 Email: matao@cectelecom.com	Peter Homstad Tel: 1 480 614 3026 Email: phomstad@ChristensenIR.com

Jung Chang
Christensen
Tel: 852 2117 0861
Email: jchang@ChristensenIR.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	December 31,	March 31, 2008
	2007
	RMB	RMB
Assets
Cash	2,729,982	2,725,932
Restricted cash	94,384	90,349
Accounts receivable, net	418,564	623,518
Bills receivable	—	2,400
Inventories	177,279	175,345
Prepayments to suppliers	155,993	121,299
Prepaid expenses and other current assets	19,295	18,749
Deferred income taxes	5,685	5,938

Total current assets	3,601,182	3,763,530

Property, machinery and equipment, net	175,469	184,422
Land use rights	36,106	35,907
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	60,728	56,506

Total assets	3,994,102	4,160,982

Liabilities, minority interests and shareholders’ equity
Short-term borrowings	983,904	949,426
Accounts payable	107,990	136,133
Prepayments from customers	4,585	7,707
Accrued liabilities	41,401	52,809
Amounts due to related parties	4,532	34,997
Other payables and current liabilities	58,630	8,707
Income taxes payable	38,722	81,295

Total current liabilities	1,239,764	1,271,074

Deferred income taxes	5,561	4,919

Total liabilities	1,245,325	1,275,993

Minority interests	78,235	80,353

Shareholders’ equity	2,670,542	2,802,636

Total liabilities, minority interests and shareholders’ equity	3,994,102	4,160,982

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, expect share and per share data)

		Three months ended
		March 31,	December 31,	March 31,
	Note	2007	2007	2008
		RMB	RMB	RMB
Revenues		718,230	746,973	604,455
Cost of goods sold		(551,865)	(526,253)	(414,583)

Gross profit		166,365	220,720	189,872
Selling and distribution expenses		(6,596)	(4,511)	(16,761)
General and administrative expenses		(9,469)	(20,032)	(11,232)
Research and development expenses		(2,953)	(4,373)	(5,685)
Amortization of intangible assets		(13,231)	(6,350)	(4,222)

Operating income		134,116	185,454	151,972
Foreign exchange gain, net		5,242	3,062	4,367
Interest income		1,671	4,607	6,589
Interest expense		(7,762)	(15,824)	(13,725)
Other income, net		126	425	291

Income before income tax expense and minority interest		133,393	177,724	149,494
Income tax expense		(20,048)	(29,294)	(39,076)

Income before minority interests		113,345	148,430	110,418
Minority interests		(8,228)	(5,779)	(4,118)

Net income		105,117	142,651	106,300

Basic and diluted earnings per share	(1)	2.63	2.72	2.00

Weighted average number of shares outstanding	(1)	40,000,000	52,500,000	53,028,000

Note:

(1)	Basic and diluted earnings per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007. Dilutive potential ordinary shares, which consist of shares issuable pursuant to the Company’s stock option plan, had an anti-dilutive effect and accordingly, basic and diluted earnings per share were both the same during the three months ended March 31, 2007, December 31, 2007 and March 31, 2008.